Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-251808 January 10, 2024 The notice banner to the left will be present until the fund's inception date of 1/11/2024. See below for the inception date version of HODL website.

This is how the HODL website will appear beginning on inception date of 1/11/2024 (no pre-launch notice banner).

VanEck Bitcoin Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting vaneck.com/hodl. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 800.826.2333.